UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:

001-32697

CUSIP Number:

023850100

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

American Apparel, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

747 Warehouse Street
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90021
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will, be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

       The Company is engaged in discussions with its revolving credit facility lender with respect to certain waivers and amendments to such facility that, among other things, would reset certain covenants going forward, permit the execution of the previously disclosed $15 million credit agreement between one or more entities affiliated with Standard General and one or more of the Company’s foreign subsidiaries as borrowers (the “Standard General Credit Agreement”) and waive noncompliance with certain covenants.

      The Company’s staff and resources have been substantially committed to such discussions and the outcome thereof would impact the Company’s financial statements disclosures as of and for the year ended December 31, 2014 and other information required to be disclosed in the Annual Report.  The Company intends to use the net proceeds from the Standard General Credit Agreement to fund the Company’s near-term interest payments on certain of its indebtedness, including the April interest payment on its senior secured notes, and other liquidity needs.  No assurances can be given that the Company will be successful in obtaining such amendments and waivers or in consummating the Standard General Credit Agreement when expected, or at all.

      In light of the foregoing, the process of completing the financial statements and the related information required to be included in the Annual Report could not be completed by the scheduled filing deadline for the Annual Report.

PART IV - OTHER INFORMATION

(l)	Name and telephone number of person to contact in regard to this notification:

Hassan Natha, Chief Financial Officer
(Name)

(213)	488-0226
(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales for the year ended December 31, 2014 are estimated at $609 million, a decrease of 4% from $634 million for the year ended December 31, 2013.

Gross profit for the year ended December 31, 2014 is estimated at $309 million, or 51% of net sales, as compared to $321 million, or 51% of net sales, for the year ended December 31, 2013. The decrease was primarily attributable to lower net sales.

Operating expenses for the year ended December 31, 2014 are estimated at $337 million, or 55% of net sales, as compared to $350 million, or 55% of net sales, for the year ended December 31, 2013. The decrease was primarily due to lower payroll from the Company’s cost reduction efforts and reduced expenditures on advertising and promotional activities.

Loss from operations for the year ended December 31, 2014 is estimated at $28 million as compared to $29 million for the year ended December 31, 2013.  Lower operating expenses as discussed above were offset by lower sales volume and higher retail store impairments.

Net loss for the year ended December 31, 2014 is estimated at $69 million (approximately $0.43 per share) as compared with $106 million (approximately $0.96 per share) for the year ended December 31, 2013.  The improvement was primarily due the decrease in operating expenses discussed above, mark-to-market adjustments on the warrants, and the loss on extinguishment of debt in 2013. As a result of the net loss for 2014, stockholders’ deficit as of December 31, 2014 is estimated at $116 million, as compared with stockholders’ deficit of $77 million as of December 31, 2013.

Net cash used in operating activities for the year ended December 31, 2014 is estimated at $5 million as compared with $13 million for the year ended December 31, 2013.  The decrease in cash used in operating activities was mainly due to decreased inventory levels. Cash provided by financing activities for the year ended December 31, 2014 is estimated at $16 million compared to $34 million for the year ended December 31, 2013.  In the first quarter of 2014, the Company completed a public offering of its common stock for approximately $28 million.  In 2013, cash provided by financing activities consisted primarily of proceeds from the issuance of the senior secured notes and borrowings under the Capital One Credit Facility, which amounts were used to repay borrowings under and terminate the Company’s prior credit agreements. Net decrease in available cash for the year ended December 31, 2014 is estimated at $0.3 million.

As of December 31, 2014, we estimate that we had approximately $8 million in cash and $13 million of availability for additional borrowings under the Capital One Credit Facility.  Additionally, we estimate that we had $34 million outstanding on our $50 million Capital One Credit Facility.

As of March 13, 2015, we estimate that we had approximately $6 million of availability for additional borrowings under the Capital One Credit Facility (subject to the right of Capital One Business Credit Corp. to prevent us from making any additional borrowings and accelerate maturity of the loan, while the event of default thereunder (referred to in Part III above) is continuing).

American Apparel, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 17, 2015	By:	/s/ Hassan Natha
Chief Financial Officer